  Exhibit 99.1

FF: TSX
FFMGF: OTCQX
FMG: FRANKFURT

FIRST MINING ANNOUNCES MANAGEMENT CHANGE
October 16, 2018

VANCOUVER, BC, CANADA – First Mining Gold Corp. (“First Mining” or the “Company”) announces the departure of Jeff Swinoga as President and Chief Executive Officer (“CEO”) of the Company, effective immediately.

Keith Neumeyer, Chairman of the Company’s board of directors (the “Board”), stated “The Board would like to express its appreciation for Jeff’s services to the Company and wishes him well in his future endeavours.”

David Shaw, a member of the Board, has been appointed as interim CEO whilst the Board commences a formal search to identify a permanent CEO for the Company.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7 million ounces of gold in the Measured and Indicated categories and 5 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

For further information, please contact Andy Marshall, Chief Financial Officer, at 604-639-8851, or visit our website at www.firstmininggold.com.

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.